Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Communication Co., Ltd. Reports First Half 2011 Financial Results
Beijing, China (November 30, 2011) — Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM) (‘‘QXM’’ or the “Company’’), a domestic manufacturer of mobile handsets in the People’s Republic of China (the “PRC”), today announced its unaudited financial results for the six months ended June 30, 2011.
First Half 2011 Results
•	Revenues were RMB238.6 million (US$36.9 million) compared to RMB324.0 million in the first half of 2010.

•	Handset shipments were 437,000 units compared to 621,000 units in the first half of 2010.

•	Gross margin was a negative 32.5% compared to 3.3% in the first half of 2010.

•	Operating loss was RMB162.4 million (US$25.1 million) compared to RMB85.1 million in the first half of 2010.

•	Net loss attributable to holders of ordinary shares was RMB148.4 million (US$23.0 million) compared to net loss of RMB64.5 million in the first half of 2010.
Revenues for the first half of 2011 were RMB238.6 million (US$36.9 million), compared with RMB324.0 million in the same period of 2010. The decrease was primarily due to a decline in handsets revenue which decreased from RMB319.0 million in the first half of 2010 to RMB151.9 million (US$23.5 million) in the first half of 2011. The decrease in handset revenue was however offset by an increase in revenue from the trading of handset materials and components, which generated sales revenue of RMB83.1 million (US$12.9 million) in the first half of 2011. Minimal revenue from the trading of handset materials and components were recorded in the first half of 2010.
The decrease in handsets revenue from RMB319.0 million in the first half year of 2010 to RMB151.9 million (US$23.5 million) in the first half of 2011 was primarily due to lower handset shipments and a decrease in the average selling price (“ASP”) of products sold in the first half year of 2011.
Total handset shipment in the first half year of 2011 was 437,000 units, compared with 621,000 units in the same period of 2010. The decrease in handset shipments compared to the same period of last year was primarily due to a slow-down in shipments amid intense competition in the PRC handset market and poor reception of new product offerings in the first half of 2011.
The ASP of handset products decreased to RMB347 (US$54) in the first half year of 2011, as compared to RMB513 in the first half year of 2010. The lower ASP compared to the same period last year was primarily due to price reductions to drive sales in an increasingly competitive environment as well as to clear inventories of poorly-received new products that were launched in the first half of 2011.

Gross loss in the first half of 2011 was RMB77.6 million (US$12.0 million), compared with a gross profit of RMB10.9 million in the same period of 2010. Gross margin was a negative 32.5% in the first half of 2011, compared with 3.3% in the same period of 2010. The year-over-year decline in gross margin resulted primarily from the decline in ASP and the sale of products at below cost to clear inventories.
Selling and distribution (“S&D”) expenses in the first half of 2011 were RMB47.8 million (US$7.4 million), compared with RMB60.9 million in the same period of 2010. The decrease in S&D expenses in the first half of 2011 was primarily due to lower advertising and promotion costs which were cut due to the poor sales performance of products launched in the first half of 2011.
General and administrative (“G&A”) expenses in the first half of 2011 were RMB23.9 million (US$3.7 million), compared with RMB23.5 million in the same period of 2010. Share-based compensation expenses recognized in G&A were RMB8.9 million (US$1.4 million) in the first half of 2011, compared to RMB9.3 million in the first half of 2010.
Research and development (“R&D”) expenses in the first half of 2011 were RMB13.1 million (US$2.0 million), compared to RMB9.4 million in the same period of 2010. The higher R&D expenses comparing with the same period of last year was primarily due to higher R&D investments to improve future product offerings.
Total share-based compensation expenses, which have been allocated to S&D, G&A and R&D expenses, decreased to RMB10.4 million (US$1.6 million) in the first half of 2011 from RMB11.0 million in the same period of 2010.
Operating loss for the first half of 2011 was RMB162.4 million (US$25.1 million), compared to RMB85.1 million in the first half of 2010.
During the first half of 2011, a principal amount of US$17.0 million of convertible notes plus accrued interest thereon of US$1.5 million were converted into 4,549,453 ordinary shares at a conversion price of US$4.05 per share. The transaction resulted in a gain on extinguishment of the convertible notes of RMB10.5 million (US$1.6 million).
Net loss attributable to holders of ordinary shares in the first half of 2011 was RMB148.4 million (US$23.0 million), compared to net loss of RMB64.5 million in the same period of 2010.
Basic and diluted loss per share were both RMB2.63 (US$0.41) in the first half of 2011. For the first half of 2010, basic and diluted loss per share were RMB1.22 and RMB1.53, respectively.
Foreign Exchange Rate Used
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from Renminbi (RMB) into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.4635 on June 30, 2011 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2011, or at any other certain date. The percentages stated are calculated based on RMB.

About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and a research and development center in Beijing, the Company develops, produces and markets a wide range of mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technology. For more information, please visit http://www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ‘‘aim,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘is /are likely to,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will’’ or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. QXM does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of November 30, 2011, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Lucy Wang, Vice President
Qiao Xing Mobile Communication Co., Ltd.
Tel: (8610) 57315638
Email: wangjinglu@cectelecom.com

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(Amounts in thousands)

	December 31, 2010	June 30, 2011
	RMB	RMB

Assets
Cash	2,755,505	2,550,733
Restricted cash	37,758	122,023
Accounts receivable, net	239,390	287,839
Inventories	59,969	46,088
Prepayments to suppliers	86,302	159,614
Prepaid expenses and other current assets	33,683	42,901

Total current assets	3,212,607	3,209,198
Property, machinery and equipment, net	20,830	18,728

Total assets	3,233,437	3,227,926

Liabilities and equity
Short-term borrowings	446,000	446,004
Accounts payable	39,737	73,409
Prepayments from customers	3,902	81,778
Accrued liabilities	19,178	57,340
Amounts due to related parties	8,136	5,208
Other payables and current liabilities	8,078	9,590
Embedded derivative liability	20,113	—
Convertible notes	112,162	—

Total current liabilities	657,306	673,329
Warrant liability	17,650	1,083

Total liabilities	674,956	674,412

Equity
Shareholders’ equity	2,474,417	2,474,982
Noncontrolling interests	84,064	78,532

Total equity	2,558,481	2,553,514

Total liabilities and equity	3,233,437	3,227,926

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(Amounts in thousands, except share and per share data)

	Six months ended
	June 30, 2010	June 30, 2011
	RMB	RMB

Revenues	323,983	238,621
Cost of goods sold	(313,133)	(316,189)

Gross profit (loss)	10,850	(77,568)
Selling and distribution expenses	(60,850)	(47,801)
General and administrative expenses	(23,541)	(23,886)
Research and development expenses	(9,388)	(13,128)
Amortization of intangible assets	(2,216)	—

Operating loss	(85,145)	(162,383)
Interest income	12,106	8,778
Interest expense	(28,528)	(20,935)
Foreign exchange (loss) gain, net	(739)	70
Gain (loss) on remeasurement of embedded derivatives	25,423	(7,467)
Gain on remeasurement of warrant liability	12,846	16,384
Gain on extinguishment of convertible notes	—	10,526
Other (loss) income, net	(909)	1,069

Loss before income tax expense	(64,946)	(153,958)
Income tax expense	(2,656)	—

Net loss	(67,602)	(153,958)
Net loss attributable to noncontrolling interests	3,078	5,532

Net loss attributable to holders of ordinary shares	(64,524)	(148,426)

Loss per ordinary share:
- Basic	(1.22)	(2.63)

- Diluted	(1.53)	(2.63)

Weighted average number of shares outstanding:
- Basic	52,685,000	56,511,000

- Diluted	56,647,000	56,511,000

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